UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
SCHEDULE 13D
Under the Securities Exchange Act of 1934
TIMBERLINE RESOURCES CORPORATION
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

887133205
(CUSIP Number)

Crescat Portfolio Management LLC
44 Cook Street, Suite 100
Denver, CO 80206
(303) 271-9997

Copy to:
Jason Brenkert
Dorsey & Whitney LLP
1400 Wewatta Street, Suite 400
Denver, CO 80202
                                                                                 (303) 352-1133
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 887133205

1	NAMES OF REPORTING PERSONS Crescat Portfolio Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,955,577
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,955,577
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,955,577
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 887133205
1	NAMES OF REPORTING PERSONS Crescat Precious Metals Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,553,658
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,553,658
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,553,658
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 887133205
1	NAMES OF REPORTING PERSONS Crescat Institutional Commodity Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 177,316
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 177,316
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,316
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <5.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 887133205
1	NAMES OF REPORTING PERSONS Crescat Global Macro Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (c) ☐ (d) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,419,963
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,419,963
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,419,963
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 887133205
1	NAMES OF REPORTING PERSONS Crescat Institutional Macro Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 190,253
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 190,253
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,253
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 887133205
1	NAMES OF REPORTING PERSONS Crescat Long/Short Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,100,751
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,100,751
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,100,751
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <5.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 887133205
1	NAMES OF REPORTING PERSONS Kevin and Linda Smith Living Trust dtd 7/21/1998
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 363,636
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 363,636
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 363,636
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <5.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 887133205
1	NAMES OF REPORTING PERSONS Kevin C. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 150,000
	8	SHARED VOTING POWER 30,805,577
	9	SOLE DISPOSITIVE POWER 150,000
	10	SHARED DISPOSITIVE POWER 30,805,577
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,955,577
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer
(a)	Title of Class of Securities:
Common Stock, $0.001 par value (the “Shares”)
(b)	Name of Issuer:
Timberline Resources Corporation (the “Issuer”)
(c)	Address of Issuer’s Principal Executive Offices:
101 East Lakeside Avenue
Coeur d’Alene, ID 83814
Item 2.	Identity and Background
(a)	Name of Reporting Person (collectively “Reporting Persons”):
i)	Crescat Portfolio Management LLC (“Crescat Portfolio”)
ii)	Crescat Precious Metals Master Fund Ltd. (“Crescat Precious Metals”)
iii)	Crescat Institutional Commodity Master Fund Ltd. (“Crescat Institutional Commodity”)
iv)	Crescat Global Macro Master Fund Ltd. (“Crescat Global”)
v)	Crescat Institutional Macro Master Fund Ltd. (“Crescat Institutional Macro”)
vi)	Crescat Long/Short Master Fund Ltd. (“Crescat Long/Short”)
vii)	Kevin and Linda Smith Living Trust dtd 7/21/1998 (“Smith Trust”)
viii)	Kevin C. Smith (“Kevin Smith”)

(b)	Principal Business Address:
The principal business address of the Reporting Persons is:  44 Cook Street, Suite 100, Denver, Colorado 80206.
(c)	Occupation, Employment and Other Information:
The Reporting Persons are engaged in the business of investment.
(d)	Criminal convictions:
The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	Civil proceedings:
The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Citizenship:
i)	Crescat Portfolio– Delaware
ix)	Crescat Precious Metals– British Virgin Islands
x)	Crescat Institutional Commodity – British Virgin Islands
xi)	Crescat Global – Cayman Islands
xii)	Crescat Institutional Macro – British Virgin Islands
xiii)	Crescat Long/Short - Delaware
xiv)	Smith Trust - Colorado
xv)	Kevin Smith – United States

Item 3.	Source and Amount of Funds or Other Consideration:
Working capital and personal funds.
Item 4.	Purpose of Transaction
The Reporting Persons acquired the Shares in the ordinary course of business for investment purposes.
Item 5.	Interest in Securities of the Issuer:

(a)	30,955,577 Shares comprised of 26,455,579 Shares and warrants exercisable for an additional 4,499,998 Shares. The total excludes 1,247,102 Shares held in separately managed accounts.
Holder	Shares	Warrants	Total
Crescat Precious Metals	10,795,811	2,757,847	13,553,658
Crescat Institutional Commodity	105,711	71,605	177,316
Crescat Global	13,074,725	1,345,238	14,419,963
Crescat Institutional Macro	132,850	57,403	190,253
Crescat Long/Short	1,832,846	267,905	2,100,751
Smith Trust	363,636	0	363,636
Kevin Smith	150,000	0	150,000
Crescat Global	26,455,579	4,499,998	30,955,577

(b)	Number of shares as to which the Reporting Person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 30,955,577
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 30,955,577
(v)	Aggregate amount of shares beneficially owned: 30,955,577
(vi)	Percent of class represented in Item (v) above: 15.9%(2)
(2)   The percentages used herein are calculated based upon 159,676,152 outstanding shares of Common Stock of the Issuer as of August 11, 2023, plus 14,570,000 shares of Common Stock issued on August 31, 2023, and 15,750,000 shares of Common Stock issued on December 22, 2023, plus 4,499,998 Shares in aggregate underlying convertible securities which are beneficially owned by the Reporting Person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

(c)
Crescat Global and Crescat Precious Metals each purchased 1,000,0000 Shares in the Issuer’s private placement offering that closed on May 2, 2022.
On August 31, 2023, the Issuer closed a non-brokered private placement of units at a price of $0.05 per unit.  Each unit constitutes one share of common stock and one common share purchase warrant, with each warrant exercisable to acquire one additional share of common stock of the Issuer at a price of $0.08 per share through August 30, 2026.  The Reporting Persons acquired the following Shares and warrants in the ordinary course of business with voting and dispositive control over those shares:
Crescat Precious Metals Fund Ltd. – 2,365,695 shares of Common Stock and warrants exercisable for an additional 2,365,695 shares of Common Stock
Crecast Institutional Commodity Master Fund Ltd. – 68,211 shares of Common Stock and warrants exercisable for an additional 68,211 shares of Common Stock
Crescat Global Macro Master Fund Ltd. – 1,270,447 shares of Common Stock and warrants exercisable for an additional 1,270,447 shares of Common Stock
Crescat Institutional Macro Master Fund Ltd. – 34,807 shares of Common Stock and warrants exercisable for an additional 34,807 shares of Common Stock
Crescat Long/Short Master Fund Ltd. – 260,810 shares of Common Stock and warrants exercisable for an additional 260,810 shares of Common Stock
On September 29, 2023, Crescat Global purchased 86,300 Shares in the open market, Crescat Institutional Macro purchased 23,300 Shares in the open market, and Crecast Long/Short purchased 47,600 Shares in the open market.
On October 3, 2023, Crescat Institutional purchased 34,743 Shares in the open market.
On December 28, 2023, the Issuer closed a non-brokered private placement of units at a price of $0.04 per unit.  Each unit constitutes one share of common stock and one common share purchase warrant, with each warrant exercisable to acquire one additional share of common stock of the Issuer at a price of $0.06 per share through December 31, 2027.  The Reporting Persons acquired the following Shares and warrants in the ordinary course of business with voting and dispositive control over those shares:
Crescat Precious Metals Fund Ltd. – 1,575,000 shares of Common Stock and warrants exercisable for an additional 1,575,000 shares of Common Stock
Crecast Institutional Commodity Master Fund Ltd. – 37,500  shares of Common Stock and warrants exercisable for an additional 37,500 shares of Common Stock
Crescat Global Macro Master Fund Ltd. – 710,000 shares of Common Stock and warrants exercisable for an additional 710,000 shares of Common Stock
Crescat Institutional Macro Master Fund Ltd. – 40,000 shares of Common Stock and warrants exercisable for an additional 40,000 shares of Common Stock
Crescat Long/Short Master Fund Ltd. – 137,500 shares of Common Stock and warrants exercisable for an additional 137,500 shares of Common Stock

(d)	Not applicable.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:
None
Item 7.	Material to Be Filed as Exhibits:
None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 15, 2024	CRESCAT PORTFOLIO MANAGEMENT LLC By: /s/ Kevin Smith Name: Kevin C. Smith Title: Dirctor
Dated: March 15, 2024	CRESCAT PRECIOUS METALS MASTER FUND LTD. By: /s/ Kevin Smith Name: Kevin C. Smith Title: Director
Dated: March 15, 2024	CRESCAT INSTITUTIONAL COMMODITY MASTER FUND LTD. By: /s/ Kevin Smith Name: Kevin C. Smith Title: Director
Dated: March 15, 2024	CRESCAT GLOBAL MACRO MASTER FUND LTD. By: /s/ Kevin Smith Name: Kevin C. Smith Title: Director
Dated: March 15, 2024	CRESCAT INSTITUTIONAL MACRO MASTER FUND LTD. By: /s/ Kevin Smith Name: Kevin C. Smith Title: Director
Dated: March 15, 2024	CRESCAT LONG/SHORT MASTER FUND LTD. By: /s/ Kevin Smith Name: Kevin C. Smith Title: Director
Dated: March 15, 2024	KEVIN AND LINDA SMITH LIVING TRUST DTD 7/21/1998 By: /s/ Kevin Smith Name: Kevin C. Smith Title: Trustee
Dated: March 15, 2024	/s/ Kevin Smith Kevin C. Smith

JOINT FILING AGREEMENT
 Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.
IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date set forth below.
Dated: March 15, 2024	CRESCAT PORTFOLIO MANAGEMENT LLC By: /s/ Kevin Smith Name: Kevin C. Smith Title: Dirctor
Dated: March 15, 2024	CRESCAT PRECIOUS METALS MASTER FUND LTD. By: /s/ Kevin Smith Name: Kevin C. Smith Title: Director
Dated: March 15, 2024	CRESCAT INSTITUTIONAL COMMODITY MASTER FUND LTD. By: /s/ Kevin Smith Name: Kevin C. Smith Title: Director
Dated: March 15, 2024	CRESCAT GLOBAL MACRO MASTER FUND LTD. By: /s/ Kevin Smith Name: Kevin C. Smith Title: Director
Dated: March 15, 2024	CRESCAT INSTITUTIONAL MACRO MASTER FUND LTD. By: /s/ Kevin Smith Name: Kevin C. Smith Title: Director
Dated: March 15, 2024	CRESCAT LONG/SHORT MASTER FUND LTD. By: /s/ Kevin Smith Name: Kevin C. Smith Title: Director
Dated: March 15, 2024	KEVIN AND LINDA SMITH LIVING TRUST DTD 7/21/1998 By: /s/ Kevin Smith Name: Kevin C. Smith Title: Trustee

Dated: March 15, 2024	/s/ Kevin Smith Kevin C. Smith